EXHIBIT 99.1

Addex Provides Trading Update and Completes 2020 with Strong Cash Position of CHF18.7 million

Geneva, Switzerland, February 17, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it completed 2020 with a strong cash position of CHF18.7 million of cash and cash equivalents.

“Despite the challenges of the global pandemic in 2020, we made significant progress in advancing our portfolio, including non-clinical activities related to our dipraglurant registration program for Parkinson’s disease levodopa induced dyskinesia (PD-LID). We have maintained readiness to start our pivotal study of dipraglurant for PD-LID and expect to dose patients in the first half 2021,” said Tim Dyer, CEO of Addex. “Also, in the first half 2021, we look forward to advancing dipraglurant into a blepharospasm study and seeing our partner, Janssen Pharmaceuticals, Inc., start their Phase 2 with ADX71149 for the treatment of epilepsy.”

Financial Update

  Successfully raised $11.5 million in January 2021
  Cash and cash equivalents at December 31, 2020 of CHF18.7 million
  Net cash used in 2020 of CHF12.8 million, in line with expectations

Pipeline Update

  Dipraglurant PD-LID Phase 2b/3 clinical study expected to start in H1 2021
  Dipraglurant blepharospasm Phase 2 clinical study expected to start in H1 2021
  ADX71149 (JNJ-40411813) epilepsy Phase 2a proof of concept clinical study expected to start in Q2 2021 (partnered with Janssen Pharmaceuticals Inc.)
  Indivior gamma-aminobutyric acid subtype B (GABAB) positive allosteric modulator (PAM) partnership research term extended to June 2021. Additional funding of CHF2.8 million received in 2020.

Upcoming Financial Reports

  Week of March 8, 2021 - Full-year 2020 financial results and publication of the Annual Report

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in H1 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in H1 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC who are focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex is listed on the SIX Swiss Exchange and the NASDAQ Capital Market and trades under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.